EXHIBIT 99.1

Cronos Group and MediPharm Labs Enter Cannabis Concentrate Supply Agreement

Cronos Group and MediPharm Labs Enter Additional Multi-Year Tolling Arrangement

TORONTO, May 14, 2019 (GLOBE NEWSWIRE) -- Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”), is pleased to announce that it has entered into a multi-year supply agreement with MediPharm Labs Corp. (TSXV: LABS) (OTCQX: MEDIF) (“MediPharm Labs”). MediPharm Labs will supply Cronos Group with approximately $30 million of high-quality private label cannabis concentrate over 18-months, and, subject to certain renewal and purchase options, potentially up to $60 million over 24-months. In addition, Cronos Group and MediPharm Labs have entered into a multi-year tolling agreement, where Cronos Group will supply bulk cannabis to MediPharm Labs’ state of the art extraction facility in Barrie, Ontario, to fulfill certain additional processing needs of the Company.

“As the industry develops and matures, we see opportunity to work with companies like MediPharm Labs that provide specialized, high-quality services and inputs for our products,” said Mike Gorenstein, CEO of Cronos Group. “Along with our internal capabilities, we are pleased to be working with MediPharm Labs to bring great products to consumers in anticipation of the derivative market launching in Canada this fall.”

“With the continued evolution of the Canadian cannabis industry, we are excited to partner with Cronos Group in their journey to launch new products and secure MediPharm Labs’ high-quality private label supply of concentrates,” said Patrick McCutcheon, CEO, MediPharm Labs. “We look forward to supporting the team at Cronos Group with our specialized extraction capabilities and expertise to address a rapidly expanding cannabis market and growing consumer demand.”

Bulk Resin Supply Agreement

Under the terms of the Bulk Resin Supply Agreement (the “Agreement”), Peace Naturals Project Inc. (“Peace Naturals”), a wholly-owned subsidiary of Cronos Group, will purchase a minimum of approximately $30 million of cannabis concentrate from MediPharm Labs Inc. (“MediPharm”), a wholly-owned subsidiary of MediPharm Labs, over the course of 18-months. Peace Naturals will also have a right of first offer to purchase an additional approximately $18 million of cannabis concentrate over the same period, subject to the availability of such supply from MediPharm. The Agreement includes an option for a mutual extension where, if extended, Peace Naturals would additionally purchase a minimum of approximately $6 million over 6 months, and would have a right of first offer to purchase an additional approximately $6 million over the same period, subject to the availability of such supply from MediPharm, bringing the total potential aggregate value of the Agreement to over $60 million to the end of April, 2021.

Cannabis Concentrate Program Agreement

Under the terms of the Cannabis Concentrate Program Agreement (the “Tolling Agreement”), Peace Naturals will supply bulk quantities of dried cannabis to MediPharm for processing on a fee for service basis into bulk resin or other premium cannabis oil derivative products. The Tolling Agreement has a two-year term.

About Cronos Group Inc.
Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global health and wellness platform, and two adult-use brands COVE™ and Spinach™. To learn more about Cronos Group and its brands, please visit: www.thecronosgroup.com; www.peacenaturals.com; www.covecannabis.ca; www.spinachcannabis.com.

About MediPharm Labs Corp.
Founded in 2015, MediPharm Labs has the distinction of being the first company in Canada to become a licensed producer for cannabis oil production under the ACMPR without first receiving a cannabis cultivation licence. This expert focus on cannabis concentrates from being built to cGMP (current Good Manufacturing Practices) and ISO standard-built clean rooms and critical environments laboratory, allows MediPharm Labs to produce purified, pharmaceutical-like cannabis oil and concentrates for advanced derivative products. MediPharm Labs has invested in an expert, research-driven team, state-of-the-art technology, downstream extraction methodologies and purpose-built facilities to deliver pure, safe and precisely-dosed cannabis products to patients and consumers. MediPharm Labs’ private label program is a high margin business for the Company, whereby it opportunistically procures dry cannabis flower and trim from its numerous product supply partners, to produce cannabis oil concentrate products for resale globally on a private label basis.
Through its subsidiary, MediPharm Labs Australia Pty. Ltd., MediPharm Labs has also completed its application process with the federal Office of Drug Control to extract and import medical cannabis products in Australia.

Forward-looking statements
This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All information contained herein that is not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “plan”, “anticipate”, “intend”, “potential”, “estimate”, “believe” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release include the purchase by the Company of certain quantities of cannabis resin and other premium cannabis oil derivative products, the Company’s supply of certain bulk quantities of dried cannabis for processing on a fee for service basis, the Company’s intention to build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. A discussion of some of the material risks applicable to the Company can be found in the Company’s current Management’s Discussion and Analysis and Annual Information Form, both of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

For further information please contact:
Anna Shlimak
Investor Relations
Tel: (416) 504-0004
investor.relations@thecronosgroup.com